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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02022772

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5156

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___May 1, 2001___ AND ENDING ___April 30, 2002___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. Kawano & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1149 Bethel Street, Room 201

(No. and Street)

Honolulu, Hawaii 96813

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter Kawano   (808)538-3681

                                         (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaya, Odo & Nakama

(Name — if individual, state last, first, middle name)

1299 S. Beretania Street, Suite 300, Honolulu, Hawaii 96814

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

, _____Walter Kawano_____, swear (or affirm) that, to the est of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____H. Kawano & Co., Inc._____, as of _____April 30, 2002_____, 19_____, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

_____

_____

Subscribed and sworn to before me this

_25th_ day of _June_ ,200 _2_

_____
Notary Public, State of Hawaii

My commission expires ___OCT 8 2004___

_____
Notary Public

_____
Signature

_____
PRESIDENT
Title

his report** contains (check all applicable boxes):
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KAYA, ODO & NAKAMA
Certified Public Accountants
Honolulu, Hawaii

June 17, 2002

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 201
Honolulu, Hawaii 96813

We have audited the accompanying balance sheet of H. Kawano & Co., Inc. as of April 30, 2002, and the related statements of income and retained earnings, cash flows, changes in stockholders' equity and changes in subordinated liabilities for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Kawano & Co., Inc. and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaya, Odo & Nakama

H. KAWANO & CO., INC.

INDEPENDENT AUDITORS' REPORT

April 30, 2002

Kaya, Odo & Nakama
Certified Public Accountants
Honolulu, Hawaii

TABLE OF CONTENTS

FINANCIAL STATEMENTS

    Balance Sheet . . . . Exhibit A

    Statement of Income and Retained Earnings . . . . Exhibit B

    Statement of Cash Flows . . . . Exhibit C

    Statement of Changes in Stockholders' Equity . . . . Exhibit D

    Notes to Financial Statements

SCHEDULES

    Computation of Net Capital . . . . Schedule 1

    Computation for Determination of Reserve Requirements . . . . Schedule 2

    Reconciliation . . . . Schedule 3

H. Kawano & Co., Inc.

BALANCE SHEET

April 30, 2002

ASSETS

Cash	$ 74,328
Participants fund	10,000
Marketable securities owned by firm:	
Investment account, at market value	243,794
Income tax refunds receivable	16,666
Prepaid expenses	1,441
Furniture and equipment, at cost, net of	
accumulated depreciation	937
Rental deposits	2,318
	$349,484

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 75
Deferred income taxes	3,472
	3,547
Stockholders' equity	
Common A voting, $1.00 par value, authorized	
100,000 shares, issued 81,870 shares	81,870
Common B non-voting, $1.00 par value,	
authorized 100,000 shares, issued 91,715 shares	91,715
Additional paid-in capital	49,583
Retained earnings (Exhibit B)	273,843
Accumulated other comprehensive income	4,603
Less treasury shares, 35,701 of Common A and	
75,952 of Common B, at cost	(155,677)
	345,937
	$349,484

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

For the year ended April 30, 2002

REVENUES	
Commissions	$ 375,962
Dividends	496
	376,458
EXPENSES	
Payroll	283,401
Rent	30,462
Taxes, other than income	37,608
Employee accommodations	21,494
Utilities	6,051
Office supplies and postage	4,223
Professional services	5,400
Insurance	4,041
Dues and subscriptions	966
Repairs and maintenance	247
Depreciation	242
	(394,135)
Income (loss) before income taxes	(17,677)
REFUND OF (PROVISION FOR) INCOME TAXES	6,886
Net loss	(10 791)
RETAINED EARNINGS AT BEGINNING OF YEAR	284,634
RETAINED EARNINGS AT END OF YEAR	$ 273,843

The accompanying notes are an integral part of these statements.

EXHIBIT C

H. Kawano & Co., Inc.

STATEMENT OF CASH FLOWS

For the year ended April 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss (Exhibit B)	$(10,791)
Adjustments to reconcile net income to net	
cash used for operating activities	
Depreciation	242
Changes in assets and liabilities:	
Income tax refunds receivable	4,180
Prepaid expenses	81
Rental deposits	114
Accounts payable	14
Accrued and withheld taxes	(290)
Net cash used for operating activities	(6,450)
CHANGE IN CASH	(6,450)
CASH AT BEGINNING OF YEAR	80,778
CASH AT END OF YEAR	$ 74,328

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended April 30, 2002

Common shares
  Balance at beginning and end of year $ 173,585

Additional paid-in capital
  Balance at beginning and end of year $ 49,583

Retained earnings
  Balance at beginning of year $ 284,634
  Net loss for the year   (10,791) $(10,791)

  Balance at end of year $ 273,843

Accumulated other comprehensive income, net of tax
  Balance at beginning of year $ 26,789
  Unrealized gains on securities
    Unrealized holding loss arising during the period   (22,186) $(22,186)

    Comprehensive loss $(32,977)

  Balance at end of year $ 4,603

Treasury shares
  Balance at beginning and end of year $(155,677)

Total stockholders' equity $ 345,937

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2002

Nature of Business Activity

The Company was a full service securities broker/dealer until August of 1998, at which time a decision was made to change the sales focus and direction. The Company halted all trading of individual securities and now executes only registered investment companies transactions.

Note 1: ## Accounting Policies

Marketable Securities

Marketable securities are carried at market value. At April 30, 2002 the securities had a cost and market value of $235,719 and $243,794 respectively.

Depreciation

Depreciation on furniture and equipment is computed on the straight-line method using estimated useful lives of 5-7 years and the accelerated cost recovery method.

Note 2: ## Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2002

Note 3:   Net Capital

As a member of the National Association of Securities Dealers, Inc., the Company was required at April 30, 2002 to maintain a net capital of $25,000 and net-capital ratio not to exceed 15 to 1. The net capital of the Company was $288,006 and the net-capital ratio was .012 to 1 at April 30, 2002.

Note 4:   Lease Commitments

The Company's agreement to lease its Honolulu business premises expired on November 30, 1999 and is currently on a month to month basis. The Los Angeles office has a lease agreement for its business premises expired on November 30, 2000 and is also currently on a month to month basis.

Note 5:   Profit Sharing Plan

The Company has a profit sharing plan covering all eligible employees. The company funds and charges to operations the determined contribution amount. There was no contribution for 2002.

Note 6:   Deferred Income Taxes

Deferred income taxes reflect the tax effect on the unrealized gains on marketable securities.

H. Kawano & Co., Inc.

COMPUTATION OF NET CAPITAL

April 30, 2002

Total ownership equity (Exhibit D)	$345,937
Less ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	345,937
Add subordinated liabilities	-
Total capital and allowable subordinated liabilities	345,937
Less non-allowable assets	(21,362)
Net capital before haircuts on securities	324,575
Less: Haircuts on securities $36,569	
Undue concentration -	(36,569)
Net capital	$288,006

Minimum net capital required (6 2/3% of $3,547)	$ 236
Minimum dollar net capital required	$ 25,000
Net capital requirement (greater of the above)	$ 25,000
Excess net capital	$263,006
Excess net capital at 100% less 10% liabilities	$287,651
Liabilities	$ 3,547
Percentage of aggregate indebtedness to net capital	1.2

H. Kawano & Co., Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3

April 30, 2002

EXEMPTIVE PROVISIONS
  Exemption from Rule 15c3-3 is claimed under Section B(K)(2)(A) -

  "Special Account for the Exclusive Benefit of Customers of H. Kawano & Co., Inc.".

RECONCILIATION

April 30, 2002

    As required by Rule 17a-5(d)(4), Schedule 1 was reconciled to the corresponding
unaudited most recent Part IIA filing and there were no material differences.

KAYA, ODO & NAKAMA

Certified Public Accountants
Honolulu, Hawaii

June 17, 2002

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 201
Honolulu, Hawaii 96813

Accountant's Report on Material Inadequacies
as required by Rule 17a-5(j)

Our audit of H. Kawano & Co., Inc. for the year ended April 30, 2002

did not disclose any material inadequacies existing or found to have existed

since the date of the previous audit.

Kaya, Odo & Nakama

KAYA, ODO & NAKAMA

Certified Public Accountants
Honolulu, Hawaii

June 17, 2002

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 201
Honolulu, Hawaii 96813

We have examined the financial statements of H. Kawano & Co., Inc. for the period ended April 30, 2002, and have issued our report thereon dated June 17, 2002. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (ii) in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended April 30, 2002, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Kaya, Odo & Nakama